Exhibit 99.1

Silvercorp Metals Inc.

Suite 1750 – 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP ANNOUNCES CHANGES TO
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE AND THE OMNIBUS PLAN

VANCOUVER, British Columbia – September 16, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) today announces certain changes to the Corporate Governance and Nominating Committee and the Company’s amended and restated share based compensation plan (the “Omnibus Plan”) made to be consistent with evolving corporate governance best practices in Canada.

Change in Membership of Corporate Governance and Nominating Committee

Dr. Rui Feng has resigned from the Corporate Governance and Nominating Committee effective immediately. David Kong, an independent director, has been appointed as a member of the Committee.

Changes in the Omnibus Plan

The Omnibus Plan has been revised and amended as follows:

  The Omnibus Plan does not currently contain a policy to recover from recipients awards post-grant if errors, negligence, or fraud occur thereafter. The Board of Directors of the Company has adopted
  Policy on Recoupment of Incentive Compensation (the “Clawback Policy”). All awards under the Omnibus Plan are subject to the Clawback Policy, the full text of which is available for review by shareholders on the Company’s website at www.silvercorp.ca.

  The Omnibus Plan, a 10% rolling plan, does not currently contain a limit for the issuance of restricted shared units (“RSUs”) and performance share units (“PSUs”). A sub-limit has been introduced. No more than 3% of the issued outstanding shares on a rolling basis may be issued in the form of RSUs and PSUs;

  The Omnibus Plan has been revised to limit the number of shares issuable to any one non-executive director within a one-year period to an award value no greater than $150,000 per such non- executive director, of which no more than $100,000 may be comprised of options. The 60,000 RSUs granted on August 12, 2019 to each of the non-executive directors, namely Paul Simpson, David Kong, Marina Katusa, and Yikang Liu, are over this limit. Accordingly, they have been amended to 30,000 RSUs each; and

  Subsection 10.01 of the Omnibus Plan has been amended to add the underlined section as follows:

Effect of a Change of Control. Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

The amended Omnibus Plan will be posted under the Company’s profile on SEDAR at www.sedar.com. Shareholders who have questions or require assistance with voting may contact the Company’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211 (Collect outside North America)
Email: assistance@laurelhill.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always, using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Although the forward-looking information contained in this news release is based upon what management believes, or believed at the time, to be reasonable assumptions, Silvercorp cannot assure shareholders and prospective purchasers of securities of the Company that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither Silvercorp nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. Silvercorp does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.